March 31, 2005

Mr. David R. Humphrey
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0305

Mail Stop 0305

Re:         Response to Letter Dated March 21, 2005
              Champps Entertainment, Inc.
              Commission File No.: 000-22639
              Form 10-K for the year ended June 27, 2004

Dear Mr. Humphrey:

In response to the above-referenced letter, we offer the following responses in the order that they appeared in your letter. For ease of reference, we have reproduced your comment followed by the Company’s response.

Based upon the statements in your letter and our view of the nature of the responses, we plan to implement all proposed changes in future filings, including our proposed filing of the Company’s 10K/A for the period ending June 27, 2004 and 10Q/A for the period ending October 3, 2004.

Form 10-K for the Fiscal Year Ended June 27, 2004

Non-GAAP Financial Measures pages 4 and 28

1.     In light of FR-65 and the related guidance made available by the Division of Corporation Finance on June 13, 2003, we believe you should discontinue your presentations of restaurant level operating cash flows, restaurant level operating profit and restaurant operating and franchise contribution. In this regard, our principal objection is to the exclusion of general and administrative expenses. Since your revenue growth has been primarily attributable to the opening of additional restaurants, the expenses relating to the corporate and administrative functions that facilitate this growth should be included in any measure of profitability or performance. On page 5, you state that your site selection strategy is critical to your success and you devote substantial effort to evaluating each potential site at the highest levels within your organization. In addition, we believe the titles and descriptions of your Non-GAAP financial measures are too similar to those used for GAAP purposes, such as income from operations and cash flows from operating activities. Since the availability of borrowing under your $25 million credit facility appears contingent upon the maintenance of certain ratios involving EBITDA, you may want to consider limiting your presentations of Non-GAAP financial measures to a discussion of EBITDA and its relationship to your loan covenants.

Response: We concur that general and administrative expenses are important when considering overall profitability of the organization. These expenses are included when we disclose the GAAP measure, income from operations.

We also concur that if we present non-GAAP financial measures, then the GAAP financial measures should be presented more prominently than non-GAAP financial measures. In addition, we will exclude all non-GAAP measures from the financial statements presented at the beginning of each of our financial reports submitted to the Securities and Exchange Commission.

We will also discontinue disclosing the non-GAAP financial measures in the Management Discussion and Analysis sections of our filings such as restaurant level operating profit and restaurant operating profit margin. Instead, we intend to provide a subtotal of restaurant operating expenses in the results of operations section of our management discussion and analysis similar to other public companies in the restaurant industry.

Finally, although we believe that restaurant level operating cash flow is an important indication of return on investment when compared to the initial capital investment for our restaurants, we will exclude this non-GAAP financial measure from future filings.

Item 7. Management’s Discussion and Analysis

Liquidity and Capital Resources, page 32

2.     Since you disclose that your $25 million credit facility is one of your primary sources of liquidity please expand and clarify your description of the debt covenants and specific financial ratios required under this credit facility. In this regard, we note the disclosure in Note 7 to your financial statements with respect to your former bank facility with First National Bank of Colorado. This disclosure provided specific ratios and a definition of EBITDA. Also, as suggested in our previous comment, you may want to consider including a discussion of EBITDA and its relationship to your current loan covenants- See the response to Question #10 of the Division of Corporation Finance’s outline, Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003, for additional guidance

Response: In future filings we will expand and clarify our description of our loan covenants and include a discussion of EBITDA and its relationship to our current loan covenants in the “Liquidity and capital resources “ section of our report and footnote 7 to our consolidated financial statements (see italics for changes).

We expect that our disclosure will be as follows:

In March 2004, we obtained a three-year $25.0 million senior secured credit facility with a new lender, LaSalle Bank. We used a portion of the facility to refinance certain of our existing debt and the facility may also be used to support growth and general working capital needs and provide up to $5.0 million for the issuance of letters of credit. The facility is secured by a blanket lien on all personal assets and real property of the Company. Borrowings under the facility will bear interest depending on a total funded debt to EBITDA ratio and will range from prime to prime plus 50 basis points or, if elected by us, LIBOR plus 200 to 300 basis points. Total funded debt is defined as all indebtedness of the consolidated entities, including senior and subordinated debt, capital lease obligations and contingent liabilities. We paid an up-front fee of $188,000 and are required to pay an annual unused commitment fee of 37.5 basis points to 50 basis points.

The facility limits the opening of new company owned restaurants to a maximum of twenty-four over a three-year period and also limits the amount of dividends and/or stock repurchases. As of June 27, 2004, the Company had $2.5 million of outstanding borrowings under this facility and had placed letters of credit of $1.3 million under the facility with $19.4 million available for additional borrowing.

Outstanding borrowings under the facility may be converted to a five-year term loan if the ratio of senior debt to EBITDA exceeds specified levels. The facility requires the Company to maintain a minimum fixed charge coverage ratio and tangible net worth level and not exceed thresholds for total funded debt to EBITDA and total senior debt to EBITDA ratios. EBITDA is defined in the agreement as “(the) Consolidated Entities’ net income for such period, plus (a) without duplication the sum of (i) Interest Expense, (ii) federal and state income taxes, (iii) depreciation and amortization expenses, (iv) start-up costs associated with the opening of new restaurants, and (v) one-time prepayment fees associated with payment in full of all Indebtedness of Borrower that is pre-paid at the Closing Date with proceeds from the 3-Year Loan; minus (b) without duplication, extraordinary gains, in each case as charged against (or added to, as the case may be) revenues to arrive at net income for such period, all as determined in accordance with GAAP.”

As of June 27, 2004, we were in compliance with all debt covenants and financial ratios. This facility has four financial ratios that measure our fixed charge coverage ratio, borrower’s total funded debt to EBITDA, total senior debt to EBITDA and minimum tangible net worth.

Contractual Obligations and Commitments, page 35

3.     We note from your disclosure on page 12 that you are required to pay the seller of the “Champ’s” and “Champp’s” service marks an annual fee. Supplementally explain to us how you have included this fee in your table of contractual obligations. If this fee has not been included, please revise in future filings.

Response: We had not previously included these obligations in prior filings. Had we included these obligations, our table of obligations would have increased as follows:

One year and less	$333
Two to three years	707
Four to five years	765
After five years	17,955

Total	19,760

Amounts in thousands

We intend to modify the contractual obligations and commitments section of our filings as follows:

Payments, including interest, due by period as of June 27, 2004 (in 000's)

Contractual Obligations	Total	One year and less	Two to three years	Four to five years	After five years
Operating leases	$227,540	$13,848	$30,856	$32,014	$150,822
Long-term debt	22,514	1,937	5,164	15,413	--
Letters of credit	2,092	2,092	--	--	--
Construction commitments	7,618	7,618	--	--	--
Build-to-suit construction	192	192	--	--	--
commitments
Licensing fees	19,760	333	707	765	17,955

	$279,716	$26,020	$36,727	$48,192	$168,777

We are obligated to pay a licensing fee for the use of the “Champ’s” and “Champps” service marks, trademarks and trade names. Although this agreement runs in perpetuity, we have presented only 20 years of our obligation in the schedule above. (See “Trademarks” in the “Business” section, Part 1, Item 1 of this report)

4.     We note that you have included interest payments in your table of contractual obligations and that a portion of your debt is charged interest at variable rates. Supplementally explain to us and expand your disclosure in future filings to indicate how such interest is calculated.

Response: The obligation associated with interest on debt with variable interest rates is calculated using the prevailing rate on the date of the balance sheet. In the future we propose to continue to complete this calculation in the same manner. However we will expand our disclosure as follows (see italics for changes):

Additionally, at June 27, 2004, we had term debt balances of $1.8 million and $2.5 million of loans outstanding under our revolving credit facility. Our term debt and revolving credit facility incur interest expense at variable rates based upon either, the prevailing prime rate or the LIBOR rate plus a factor. At June 27, 2004, the term debt and revolving credit facility were charged interest expense at an average rate of 5.0% and 3.7%, respectively. We used these interest rates to calculate our future obligations for these debts. The rate of interest charged for our variable rate obligations may change in the future. As a result our future obligations related to our variable debt may increase or decrease from those amounts presented above. The credit facility borrowings mature in March 2007.

5.     In the second paragraph below the table, you state that your long-term debt is principally comprised of convertible notes due December 2007, unless otherwise earlier converted into your common stock. Please revise this disclosure to clarify that conversion is at the option of the holder, and there can be no assurance that the price of your common stock will rise above the conversion price. Further, please discuss management’s expectations with respect to repayment or refinancing of this debt in the event it is not converted into your common stock in the future. See Instruction #5 to Item 303(a) of Regulation S-K.

Response: We intend to modify our disclosure as follows (see italics for changes):

Our long-term debt is principally comprised of a $15.0 million issuance of 5.5% convertible notes due December 2007. The Notes are convertible at the option of the holder at any time prior to maturity into shares of Common Stock, at a conversion price of $10.66 per share, subject to adjustment upon certain events. At any time on or after December 15, 2005, the Company may redeem some or all of the Notes at par plus accrued and unpaid interest. All of the Notes will be automatically converted, at the Company’s option, into shares of common stock at the then effective conversion price if the closing price of the common stock exceeds 150% of the then effective conversion price for any 15 out of 20 consecutive trading days at any time within three years after the first issuance date of the Notes. If the automatic conversion date occurs prior to December 15, 2004, the Company will make an additional cash payment with respect to the Notes in an amount equal to $110.00 per $1,000 principal amount of the Notes converted (representing 24 months of interest), less the amount of interest actually paid on the Notes prior to the automatic conversion date. There are no assurances that the convertible debt holders will convert their debt into shares prior to December 2007, nor are there any assurances that the stock price will rise, allowing the Company to automatically convert the debt. If the debt is not converted it may be necessary for the Company to seek additional financings when this debt matures. If the Company seeks additional financings there are no assurances that the Company will be able to do so at that time, and the terms of the debt may not be as favorable as our existing debt.

Consolidated Statements of Operations, page F-3

6.     We note the Total All Day Sales presented in the table on page 6 is $333,000 lower than the total restaurant sales presented in your Consolidated Statement of Operations. Please revise or advise us supplementally with respect to this difference.

Response: The amount identified on page 6 of $210,590,000 is for food and alcoholic beverage sales only (please see title of column). The amount identified in our consolidated statements of operations of $210,923,000 is for total restaurant sales. Total restaurant sales include other sales which are comprised of the sale of merchandise, clothing and cigarettes/cigars. Such other sales for the period were $333,000, which accounts for the difference.

Consolidated Statement of Cash Flows, page F-5

7.     The value assigned to proceeds from issuance of convertible subordinated notes of $115 million is inconsistent with the related footnotes, which disclose a value of $15 million. Please revise.

Response: This was a typographical error and will be corrected in the 10K/A filing.

Note 4 — Other Assets, page F-4

8.     Please explain to us the facts and circumstances surrounding the acquisition of the available for sale securities with zero cost basis.

Response: We owned a minority investment in a quick service restaurant business, LaSalsa Holding Co., Inc (“LaSalsa”). This investment was subsequently acquired by a different company in July 15, 1999, Santa Barbara Restaurant Group, Inc. (“SBRG”). Shortly after our investment was acquired by SBRG, we wrote off the asset as being an other than temporary impairment resulting in a new cost basis of zero. This impacted our fiscal 2000 financials. At the time of the acquisition of LaSalsa by SBRG, SBRG was in a poor financial condition and near bankruptcy. In 2001, SBRG was acquired by a third company, CKE Restaurants, Inc. In 2004, as the result of increased comparative same store sales at CKE Restaurants, Inc., the value of our original investment appreciated significantly, at which time we increased the value in the available for sale investment through other comprehensive income.

Form 10-Q for the quarterly period ended January 2, 2005

Consolidated Statements of Operations, page 2

9.     As discussed in our comments on your Form 10-K, we believe you should discontinue your presentations of certain Non-GAAP financial measures, including restaurant operating and franchise contribution. In addition, even if such presentations were appropriate, Non-GAAP financial measures cannot be presented on the face of your financial statements. See Item 1 0(e) (1) (ii) (C) of Regulation S-K. This comment also applies to the restated Statements of Operations presented in Note 2 to your interim financial statements.

Response: We will discontinue our presentation of Non-GAAP financial measures on the face of our financial statements. Specifically, we will not present restaurant operating and franchise contribution as we had previously presented in the Statements of Operations in our 10-Q for the quarterly period ended January 2, 2005.

Form 8-K, dated January 31, 2005

10.     We note that you have included the effect of the restatement in this Form 8-K. We also note that you have stated that your Forms 10-Q and 10-K can no longer be relied upon due to this restatement. Please file amended Forms 10-Q and 10-K reflecting these changes for the first quarter of 2005 and fiscal 2004, respectively, as soon as practicable. Similar disclosure to the explanatory note included in this Form 8-K should be presented in these amended forms.

Response: We are currently reviewing our Forms 10-Q/A and 10K/A prior to filing. As a result of this comment letter, we will incorporate these responses into our filings. Once we receive your response to this letter, we will file shortly thereafter. When these filings are made, we will provide a similar disclosure in these filings as we had previously made in our Form 8-K dated January 31, 2005 detailing the effect of the restatement.

Please contact me with any questions or comments you may have. I can be reached directly at 720-529-7362, via fax at 1-800-880-2545 or via e-mail at fred.dreibholz@champps.com.

Sincerely,

/s/ Frederick J. Dreibholz
Frederick J. Dreibholz
Chief Financial Officer
Champps Entertainment, Inc.

cc: Paul Hilton – Hogan & Hartson
      Donna Depoian – Champps Entertainment, Inc.
      Charles Philips – Champps Entertainment, Inc Audit Committee